

January 25, 2007

Mr. Timothy E. Hall
Chief Financial Officer, Flexsteel Industries, Inc.
P.O. Box 877
Dubuque, IA 52004-0877

Re: **Flexsteel Industries, Inc.**
Form 10-K for the fiscal year ended June 30, 2006
File No. 0-5151

Dear Mr. Hall:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis
Liquidity and Capital Resources, page 13

1. Based on the disclosures in Note 4, it appears that an increase in finished goods drove the significant increase in your inventory during fiscal year 2006. We read on page 13 that your inventory increased from the expansion of import programs, including commercial office product offerings; however, the underlying reasons behind the increase in your inventory remain unclear. In this regard, it is unclear to us why obtaining a higher percentage of your finished goods inventory from overseas would lead to an increase in your total inventory on hand. Please revise future filings to better explain the underlying reasons behind the increase in your inventory during fiscal year 2006. If the increase in inventory primarily relates to one type of product, such as your commercial or residential products, please disclose this. Please also revise future filings to more clearly address, if possible, whether you expect to maintain this higher level of inventory in the future. In this regard, we note that your inventory levels remained flat between June 30, 2006 and September 30, 2006.

Item 8. Financial Statements and Supplementary Data
Consolidated Statements of Changes in Shareholders' Equity, page 21

2. We have the following comments concerning your issuance of common stock:

    - We note from your equity statement that 199,589 shares of common stock were issued in fiscal year 2004. However, Note 10 indicates that 362,361 shares of common stock were issued in fiscal year 2004 as a result of exercising stock options. Please help us to understand why the stock options exercised are greater than the total number of shares issued during the year.

    - We note that the proceeds from the issuance of common stock, as reflected in your cash flow statement, are significantly less than the value of common stock issued each year as reflected on your equity statement. Please help us to better understand this difference, and revise future filings as appropriate to clarify this issue.

Note 17. Segments, page 34

3. We read that you have "one reportable operating segment." It appears from your disclosures elsewhere in the filing, including the discussion of your Business Segments on page two and the analysis of your business in MD&A, that you may have more than one operating segment, and that you may have aggregated multiple operating segments into one reportable segment. Please provide us with a detailed explanation of how you determined both your operating segments and your reportable segments. Your response should specifically identify each of your operating segments. If you have aggregated any operating segments, please tell us why you believe this aggregation is appropriate based on the guidance found in paragraph 17 of SFAS 131 and EITF 04-10.

Item 9A. Controls and Procedures, page 36

4. We note that your "Chief Executive Officer and Chief Financial Officer have concluded that [your] disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e)) under the Securities Exchange Act of 1934, as amended were effective as of the date of such evaluation to ensure that information [you] were required to disclose in reports that [you] file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Please confirm to us for both your Form 10-K and your September 30, 2006 Form 10-Q, if true, and revise future filings to clarify that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive officer and your principal financial officer, to allow timely decisions regarding required disclosure. Alternatively, you may revise future filings to conclude that your disclosure controls and procedures are "effective" or "ineffective" without providing any part of the definition of disclosure controls and procedures. See Exchange Act Rule 13a-15(e).

Certifications

5. We note that in your certifications where you are instructed to insert the identity of the certifying individual you include the title of such individual. This practice is not permissible as the language of the certifications required by Section 302 of Sarbanes-Oxley and our rules under that Section should not be altered in any way. The certifying officer is required to certify in their personal capacity. Please ensure that in future filings your certification language conforms exactly to the applicable rules. In addition, please have your certifying officers supplementally represent to us that they are signing all of the certifications in their personal capacity.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Mindy Hooker, Staff Accountant, at (202) 551-3732, Jennifer Thompson, Staff Accountant, at (202)551-3737 or to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Branch Chief